GENERAL BUSINESS: 1-631-843-5500 FAX: 1-631-843-5680 www.henryschein.com

June 27, 2022

VIA ELECTRONIC TRANSMISSION

Robert Shapiro

Lyn Shenk

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Henry Schein, Inc.

Form 10-K for the Fiscal Year Ended December 25, 2021

Filed February 15, 2022

File No. 0-27078

Dear Mr. Shapiro and Ms. Shenk:

Reference is made to the comments of the staff of the Securities and Exchange Commission, with respect to the Form 10-K for the fiscal year ended December 25, 2021 of Henry Schein, Inc. (the “Company”), in your letter dated June 23, 2022 (the “Comment Letter”).

The Company hereby requests an extension to July 22, 2022 to respond to the Comment Letter (which is an additional 10 business days beyond the original due date set forth in the Comment Letter).

Please contact me at (631) 944-0430 should you have any questions.

Very truly yours,

HENRY SCHEIN, INC.

By:	/s/ Jennifer Ferrero
	Name:	Jennifer Ferrero
	Title:	Vice President, Senior Counsel, Corporate & Deputy Secretary